Exhibit 99.2

Hydro-Québec

Financial Results

          First

          Quarter 2022

                   KEY FIGURES

NET INCOME	INVESTMENTS

$2,062M	$856M

26% é	19% é

ELECTRICITY SALES IN QUÉBEC	ELECTRICITY SALES OUTSIDE QUÉBEC

58.7 TWh	8.7 TWh

10% é	17% ê

$4,389M	$646M

14% é	22% é

Management’s Discussion and Analysis

Quarterly results at a glance

In the first quarter of 2022, Hydro-Québec posted quarterly net income in excess of $2 billion for the first time in its history. In a context marked by cold temperatures and a sharp rise in prices on energy markets, net income totaled $2,062 million, compared to $1,641 million in the same period last year. This $421-million increase is mainly due to higher sales revenue, both in and outside Québec, which was partially offset by an increase in short-term electricity purchases on the markets to meet ad hoc requirements during the cold spells.

Driven by sales in Québec, the total sales volume reached a historic peak of 67.4 TWh for the first three months of 2022. Hydro-Québec was thus able to go on contributing to the decarbonization of northeastern North America and to Québec’s collective wealth by meeting the increased needs of its domestic market, while exporting significant quantities of electricity to neighboring markets.

Consolidated results	Revenue totaled $5,151 million, compared to $4,447 million in the first quarter of 2021. This $704-million increase is mainly attributable to a $661-million rise in electricity sales.

In Québec, sales set a new record of 58.7 TWh, an increase of 5.3 TWh compared to the same period in 2021, bringing in $546 million more than the $3,843 million recorded a year ago due to several factors. First, temperatures led to an increase of 3.6 TWh or $311 million. Their impact was mainly felt in January, when they were 7°C colder, on average, than in 2021. Second, baseload demand rose by 1.7 TWh or $108 million as a result of growth in energy consumption in all segments, especially among residential customers and in the commercial, institutional and small industrial segment. An increase in aluminum prices, which have an impact on revenue from special contracts with certain large industrial customers, also drove up electricity sales in Québec.

On markets outside Québec, revenue from electricity sales reached $646 million, or $115 million more than a year earlier. This increase is mainly due to favorable market conditions during the quarter. Energy markets saw a sharp increase in prices, although this factor was partially offset by the impact of the company’s risk management strategy. Export volume decreased by 1.8 TWh compared to the first quarter of 2021 because of the greater needs of the Québec market resulting from the cold temperatures. It stood at 8.7 TWh, which is close to the average of the last 10 years for a first quarter.

Total expenditure amounted to $2,514 million, an increase of $317 million compared to $2,197 million in the same period last year. The difference is mainly due to a $269-million increase in electricity purchases, primarily attributable to a rise in short-term supplies purchased on the markets to meet Québec’s ad hoc requirements during cold spells. To a lesser extent, it also results from a higher volume of wind power supplies on account of the greater output of facilities under contract.

Lastly, financial expenses totaled $575 million, which is comparable to the $609 million recognized a year earlier.

New organizational structure

In the quarter ended March 31, 2022, Hydro-Québec changed its organizational structure in order to use a cross-functional approach to manage its activities. Since the new structure came into effect on February 28, its results are no longer analyzed based on the former operating segments, but rather on a consolidated basis. Consequently, Hydro-Québec now comprises a single reportable business segment.

Investments

During the first three months of 2022, Hydro-Québec invested $856 million in property, plant and equipment and intangible assets, compared to $717 million in the same period in 2021. This amount was allocated to large-scale projects aimed at maintaining the long-term operability of its assets, as well as to major development projects.

The company allocated $589 million to asset sustainment. In particular, it continued to invest in its generating facilities to ensure their smooth operation over the long term and maximize their output. For instance, refurbishment projects are underway at Robert-Bourassa, Bersimis-2, Rapide-Blanc, Carillon and Beauharnois. At the same time, the company allotted significant funds to the construction of transmission lines designed to reinforce its system and enhance its operating flexibility, including the 262-km 735-kV line that will connect Micoua substation, in the Côte-Nord region, to Saguenay substation, in the Saguenay–Lac-Saint-Jean region. It also continued to invest in upgrading and modernizing its transmission facilities. Some examples of this include the projects to replace the grid control systems, special protection systems and substation protections and controls, as well as work related to the architecture development plan for the 315-kV system on the island of Montréal. Lastly, it carried out work to optimize the operation of the distribution system and to maintain and improve the quality of its distribution assets, such as replacing the grid control system.

Investments in development projects totaled $267 million. Work progressed on the Romaine-4 jobsite in the Minganie region, in preparation for commissioning the generating station before year-end. Funds were also allocated to various distribution projects to handle the growing customer base in Québec.

Financing

During the first quarter, Hydro-Québec made two fixed-rate issues on the Canadian capital market: $0.6 billion in medium-term notes maturing in 2028, at a cost of 2.05%, and $0.4 billion in bonds maturing in 2060, at a cost of 3.04%.

The proceeds are being used to finance part of the investment program and to repay higher-rate maturing debt.

CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

Consolidated Statements of Operations

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2022	2021

Revenue	4	5,151	4,447

Expenditure

Operations		856	768

Other components of employee future benefit cost	9	(255)	(186)

Electricity purchases		900	631

Depreciation and amortization	5	666	652

Taxes		347	332

		2,514	2,197

Income before financial expenses		2,637	2,250

Financial expenses	6	575	609

Net income		2,062	1,641

Consolidated Statements of Comprehensive Income

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2022	2021

Net income		2,062	1,641

Other comprehensive income	10

Net change in items designated as cash flow hedges	7	(247)	241

Net change in employee future benefits		11	37

Other		(5)	(9)

		(241)	269

Comprehensive income		1,821	1,910

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Balance Sheets

In millions of Canadian dollars (unaudited)	Notes	As at March 31, 2022	As at December 31, 2021

ASSETS

Current assets

Cash and cash equivalents		1,365	1,297

Short-term investments		565	381

Accounts receivable and other receivables		4,405	3,069

Derivative instruments	7	31	52

Regulatory asset		127	122

Materials and supplies		411	389

		6,904	5,310

Property, plant and equipment		68,730	68,530

Intangible assets		1,194	1,165

Investments		2,007	1,967

Derivative instruments	7	28	3

Regulatory assets		2,991	3,020

Other assets		2,904	2,703

		84,758	82,698

LIABILITIES

Current liabilities

Borrowings		3,676	–

Accounts payable and accrued liabilities		2,192	2,163

Dividend payable		–	2,673

Accrued interest		405	877

Asset retirement obligations		77	75

Derivative instruments	7	479	337

Current portion of long-term debt	7	1,862	3,247

		8,691	9,372

Long-term debt	7	46,964	46,197

Asset retirement obligations		870	867

Derivative instruments	7	299	126

Regulatory liabilities		316	319

Other liabilities		2,286	2,303

Perpetual debt	7	251	254

		59,677	59,438

EQUITY

Share capital		4,374	4,374

Retained earnings		23,011	20,949

Accumulated other comprehensive income	10	(2,304)	(2,063)

		25,081	23,260

		84,758	82,698

Contingencies	11

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors,

Geneviève Brouillette	Jacynthe Côté
Chair of the Audit Committee	Chair of the Board

Consolidated Statements of Changes in Equity

In millions of Canadian dollars (unaudited)				Three months ended March 31

	Note	Share capital	Retained earnings	Accumulated other comprehensive income	Total equity

Balance as at December 31, 2021		4,374	20,949	(2,063)	23,260

Net income		–	2,062	–	2,062

Other comprehensive income	10	–	–	(241)	(241)

Balance as at March 31, 2022		4,374	23,011	(2,304)	25,081

Balance as at December 31, 2020		4,374	20,058	(3,110)	21,322

Net income		–	1,641	–	1,641

Other comprehensive income	10	–	–	269	269

Balance as at March 31, 2021		4,374	21,699	(2,841)	23,232

The accompanying notes are an integral part of the consolidated financial statements.

Consolidated Statements of Cash Flows

In millions of Canadian dollars (unaudited)		Three months ended March 31

	Notes	2022	2021

Operating activities

Net income		2,062	1,641

Adjustments to determine net cash flows from operating activities

Depreciation and amortization	5	666	652

Amortization of premiums, discounts and issue expenses related to debt securities		11	1

Deficit of net cost recognized with respect to amounts paid for employee future benefits		(172)	(82)

Other		76	43

Regulatory assets and liabilities		(44)	(14)

Change in non-cash working capital items	8	(1,825)	(1,394)

		774	847

Investing activities

Additions to property, plant and equipment		(807)	(675)

Additions to intangible assets		(49)	(42)

Net change in short-term investments and sinking fund		(179)	(399)

Other		(26)	2

		(1,061)	(1,114)

Financing activities

Issuance of long-term debt		1,065	1,066

Repayment of long-term debt		(1,317)	(1,079)

Cash receipts arising from credit risk management		1,200	549

Cash payments arising from credit risk management		(1,634)	(908)

Net change in borrowings		3,716	3,418

Dividend paid		(2,673)	(1,727)

Other		(3)	(38)

		354	1,281

Foreign currency effect on cash and cash equivalents		1	(6)

Net change in cash and cash equivalents		68	1,008

Cash and cash equivalents, beginning of period		1,297	1,467

Cash and cash equivalents, end of period		1,365	2,475

Supplementary cash flow information	8

The accompanying notes are an integral part of the consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

For the three-month periods ended March 31, 2022 and 2021

Amounts in tables are in millions of Canadian dollars, unless otherwise indicated.

Note 1    Basis of Presentation

Hydro-Québec’s consolidated financial statements have been prepared in accordance with United States generally accepted accounting principles.

These quarterly consolidated financial statements, including these notes, do not contain all the required information regarding annual consolidated financial statements and should therefore be read in conjunction with the consolidated financial statements and accompanying notes in Hydro-Québec’s Annual Report 2021.

The accounting policies used to prepare the quarterly consolidated financial statements are consistent with those presented in Hydro-Québec’s Annual Report 2021, except as regards segmented information. In the quarter ended March 31, 2022, Hydro-Québec changed its organizational structure in order to use a cross-functional approach to manage its activities. Since the new structure came into effect on February 28, its results are no longer analyzed based on the

Note 2    Change to Accounting Policy

Standard issued but not yet adopted

Financial instruments

In June 2016, the Financial Accounting Standards Board issued Accounting Standards Update (“ASU”) 2016-13, Financial Instruments—Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments.

Note 3    Regulation

Transmission activities

In decision D-2022-053 of April 22, 2022, the Régie de l’énergie of Québec rendered a partial decision on Hydro-Québec’s power transmission rates for 2021 and 2022. The authorized return on the rate base was set at 8.20% for 2021 and 2022, assuming a capitalization with 30% equity. The final decision on these rates is expected soon.

former operating segments, but rather on a consolidated basis. Consequently, Hydro-Québec now comprises a single reportable business segment.

Hydro-Québec’s quarterly results are not necessarily indicative of results for the year on account of seasonal temperature fluctuations. Because of higher electricity demand during winter months, revenue from electricity sales in Québec is higher during the first and fourth quarters.

Management has reviewed events occurring until May 13, 2022, the date of approval of these quarterly consolidated financial statements by the Board of Directors, to determine whether circumstances warranted consideration of events subsequent to the balance sheet date.

This ASU provides new guidance on the impairment of financial assets that are not accounted for at fair value in results. It will be applied on a modified retrospective basis to the financial statements for quarterly and annual periods beginning on or after January 1, 2023. Hydro-Québec is currently examining the impact of this ASU, but it does not expect its adoption to have a significant impact on its consolidated financial statements.

Distribution activities

Under An Act to simplify the process for establishing electricity distribution rates (S.Q. 2019, c. 27), electricity distribution rates were indexed at a rate of 2.6% on April 1, 2022, with the exception of Rate L, which was indexed at a rate of 1.7%.

Note 4     Revenue

	Three months ended March 31

	2022		2021

Revenue from ordinary activities

Electricity sales

In Québec	4,389		3,843

Outside Québec	646		531

	5,035		4,374

Other revenue from ordinary activities	51		34

	5,086	[a]	4,408	[a]

Revenue from other activities	65		39

	5,151		4,447

a) This revenue includes gains and losses on derivative instruments whose amounts are presented in Note 7, Financial instruments.

Note 5 Depreciation and Amortization

	Three months ended March 31

	2022		2021

Property, plant and equipment	603		594

Intangible assets	23		25

Regulatory assets and liabilities	18		21

Retirement of capital assets	22		12

	666		652

Note 6 Financial Expenses

	Three months ended March 31

	2022		2021

Interest on debt securities	575		597

Net foreign exchange loss	1		1

Guarantee fees related to debt securities[a]	59		57

	635		655

Less

Capitalized financial expenses	52		39

Net investment income	8		7

	60		46

	575		609

a)	Guarantee fees related to debt securities are charged at a rate of 0.5% and are paid to the Québec government.

Note 7     Financial Instruments

In the course of its operations, Hydro-Québec carries out transactions that expose it to certain financial risks, such as market, liquidity and credit risk. Exposure to such risks and the impact on results are reduced through careful monitoring and implementation of strategies that include the use of derivative instruments.

Market risk

Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate as a result of changes in market prices. Hydro-Québec is exposed to three main types of market risk: currency risk, interest rate risk and risk associated with energy and aluminum prices. Active integrated management of these three types of risk aims to limit exposure to each risk and reduce their overall impact on results.

Management of long-term risk

Management of risk associated with sales in U.S. dollars

Currency risk – Hydro-Québec uses forward contracts to manage the currency risk associated with probable U.S.-dollar sales, designating them as cash flow hedges. The impact of these hedging transactions on results is recognized in Revenue.

Management of risk associated with debt

Currency risk and interest rate risk – Hydro-Québec uses currency forward contracts and swaps to manage the currency risk associated with long-term debt and perpetual debt, as well as interest rate forward contracts and swaps to modify long-term exposure to interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges or fair value hedges, depending on the risk hedged. The impact on results of foreign currency hedging transactions and those associated with debt interest rates is recognized in Financial expenses.

The following table presents the notional amounts, expressed in Canadian dollars or foreign currencies, of forward contracts and swaps used to manage long-term risk:

	As at March 31, 2022[a]	As at December 31, 2021[a]

Forward contracts
Canadian dollars	(2,200)	(2,300)
U.S. dollars[b]	(541)	(542)

Swaps
Canadian dollars	(4,444)	(5,716)
U.S. dollars	3,720	4,770

a)	Figures in parentheses represent amounts to be paid.

b)	As at March 31, 2022, sales and purchase contracts totaled US$743 million and US$202 million, respectively (US$743 million and US$201 million as at December 31, 2021).

Management of short-term risk

Currency risk – Hydro-Québec uses forward contracts to manage its foreign currency risk exposure over the short term. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact of currency risk hedging transactions on results is recognized in the line items affected by the hedged item, namely Revenue, Electricity purchases, or Financial expenses. In this context, Hydro-Québec traded foreign currency sales and purchase contracts for which the notional amounts of open positions as at March 31, 2022, were US$3,836 million and US$2,794 million, respectively (US$3,376 million for sales contracts and nil for purchase contracts as at December 31, 2021).

Interest rate risk – Hydro-Québec uses interest rate forward contracts and swaps to manage short-term interest rate risk. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge short-term interest rate risk is recognized in the line item affected by the hedged item, namely Financial expenses.

Price risk – Hydro-Québec uses mainly commodity futures and swaps to manage risk resulting from fluctuations in energy and aluminum prices. When designated as hedging items, these derivative instruments are recognized as cash flow hedges. The impact on results of transactions to hedge the risk related to energy and aluminum prices is recognized in the line items affected by the hedged item, namely Revenue or Electricity purchases. In this context, Hydro-Québec traded electricity futures and swaps for which open positions as at March 31, 2022, totaled 20.9 TWh (21.1 TWh as at December 31, 2021), natural gas futures for which open positions as at March 31, 2022, and December 31, 2021, totaled 0.2 million MMBtu, petroleum product swaps for which open positions as at March 31, 2022, totaled 36.9 million litres (38.3 million litres as at December 31, 2021), as well as aluminum swaps for which open positions as at March 31, 2022, totaled 526,625 tonnes (490,050 tonnes as at December 31, 2021).

Note 7	Financial Instruments (continued)

Fair value

Fair value of derivative instruments

The following tables present the fair value of derivative instruments, excluding the impact of offsets, by type and depending on whether they are designated as fair value hedges or cash flow hedges, or not designated as hedges:

	As at March 31, 2022

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges	[a]	Gross amounts of derivatives recognized	[b]

Assets

Contracts – Currency risk	–	672	5		677

Contracts – Interest rate risk	217	163	–		380

Contracts – Price risk	–	16	58		74

	217	851	63		1,131

Liabilities

Contracts – Currency risk	–	(140)	(120)		(260)

Contracts – Interest rate risk	–	(24)	–		(24)

Contracts – Price risk	–	(1,103)	(148)		(1,251)

	–	(1,267)	(268)		(1,535)

Total	217	(416)	(205)		(404)

	As at December 31, 2021

	Derivatives designated as fair value hedges	Derivatives designated as cash flow hedges	Derivatives not designated as hedges	[a]	Gross amounts of derivatives recognized	[b]

Assets

Contracts – Currency risk	–	833	6		839

Contracts – Interest rate risk	393	4	–		397

Contracts – Price risk	–	42	33		75
	393	879	39		1,311

Liabilities

Contracts – Currency risk	–	(162)	(101)		(263)

Contracts – Interest rate risk	–	(152)	–		(152)

Contracts – Price risk	–	(579)	(34)		(613)

	–	(893)	(135)		(1,028)

Total	393	(14)	(96)		283

a)	These derivative instruments are mainly traded as part of Hydro-Québec’s risk management.

b)

Fair value measurements of derivative instruments are Level 2 measurements. These measurements are obtained by discounting future cash flows, which are estimated on the basis of the spot rates, forward rates or forward prices (foreign exchange rates, interest rates, and energy or aluminum prices) in effect on the balance sheet date and take into account the credit risk assessment. The valuation techniques make use of observable market data.

Note 7	Financial Instruments (continued)

The impact of offsetting derivative instruments is presented in the table below:

		As at March 31, 2022						As at December 31, 2021

	Gross amounts of derivatives recognized	Gross amounts offset	[a]	Cash (received) paid as collateral	[b]	Net amounts presented on the balance sheet	Gross amounts of derivatives recognized	Gross amounts offset	[a]	Cash (received) paid as collateral	[b]	Net amounts presented on the balance sheet

Assets

Current	261	(137)		(93)		31	193	(133)		(8)		52

Long-term	870	(401)		(441)		28	1,118	(384)		(731)		3

	1,131	(538)		(534)		59	1,311	(517)		(739)		55

Liabilities

Current	(939)	260		200		(479)	(774)	389		48		(337)

Long-term	(596)	278		19		(299)	(254)	128		–		(126)

	(1,535)	538		219		(778)	(1,028)	517		48		(463)

Total	(404)	–		(315)		(719)	283	–		(691)		(408)

a)

The gross amounts of derivatives offset are related to contracts traded according to International Swaps and Derivatives Association (“ISDA”) guidelines and constituting enforceable master netting arrangements. Such master netting arrangements apply to all derivative instrument contracts traded over the counter.

b)	Cash amounts offset are amounts received or paid under collateral exchange agreements signed in compliance with ISDA guidelines.

Moreover, although certain derivatives cannot be offset for lack of enforceable master netting arrangements, margin calls may result in amounts received from or paid to clearing agents, based on the fair value of the instruments concerned.

As at March 31, 2022, $754 million receivable in consideration of net cash payments was included in Accounts receivable and other receivables ($513 million as at December 31, 2021).

Note 7	Financial Instruments (continued)

The impact of derivative instruments on results and other comprehensive income is presented in the tables below. It should be noted that most derivative instruments traded are designated as cash flow hedges or fair value hedges and therefore reduce the volatility of results. Derivative instruments which are not designated as hedges, but which nonetheless provide an economic hedge for at-risk opposite positions, also reduce the volatility of results. The sensitivity of results is thus limited to net exposure to unhedged risks.

				Three months ended March 31, 2022

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	80	84[a]	23

Contracts – Interest rate risk	156	(352)	2[b]	–

Contracts – Price risk	–	923	318[c]	95

	156[b,d]	651	404[d]	118[d,e]

Impact of hedged items on results	(153)		(404)

			Three months ended March 31, 2021

	Losses (gains) on derivatives designated as fair value hedges	Losses (gains) on derivatives designated as cash flow hedges		Losses (gains) on derivatives not designated as hedges

	Recognized in results	Recognized in Other comprehensive income	Reclassified from Other comprehensive income to results	Recognized in results

Contracts – Currency risk	–	89	38[a]	32

Contracts – Interest rate risk	166	(386)	3[b]	–

Contracts – Price risk	–	141	44[c]	(7)

	166[b,d]	(156)	85[d]	25[d,e]

Impact of hedged items on results	(162)		(85)

a)	In 2022, $4 million was recognized in Revenue [$(38) million in 2021], and $80 million in Financial expenses ($76 million in 2021).

b)	These amounts were recognized in Financial expenses.

c)	In 2022, $321 million was recognized in Revenue ($41 million in 2021), and $(3) million in Electricity purchases ($3 million in 2021).

d)	In 2022, the items Revenue, Electricity purchases and Financial expenses totaled $5,151 million, $900 million and $575 million, respectively ($4,447 million, $631 million and $609 million in 2021).

e)

These instruments are essentially related to integrated risk management transactions. Their impact on results is recognized in the line items affected by the managed risk. Therefore, in 2022, $87 million was recognized in Revenue [$(1) million in 2021], $6 million in Electricity purchases [$(6) million in 2021], and $25 million in Financial expenses ($32 million in 2021).

Note 7	Financial Instruments (continued)

For the three-month periods ended March 31, 2022 and 2021, Hydro-Québec did not reclassify any amounts from Accumulated other comprehensive income to results after having discontinued cash flow hedges.

As at March 31, 2022, Hydro-Québec estimated that the total gains and losses in Accumulated other comprehensive income that would be reclassified to results in the next 12 months amounted to a net loss of $693 million (net gain of $85 million as at March 31, 2021).

As at March 31, 2022, the maximum period during which Hydro-Québec hedged its exposure to the variability of cash flows related to anticipated transactions was eight years (nine years as at March 31, 2021).

Fair value of other financial instruments

Fair value measurements for other financial instruments are Level 2 measurements. Fair value is obtained by discounting future cash flows, based on rates observed on the balance sheet date for similar instruments traded on capital markets.

The fair value of cash equivalents, receivables – accounts receivable, other receivables and financial liabilities approximates their carrying amount because of the short-term nature of these financial instruments, except for the items presented in the table below:

	As at March 31, 2022			As at December 31, 2021

	Carrying amount		Fair value	Carrying amount		Fair value

Assets

Sinking fund	647		639	647		678

Liabilities

Long-term debt[a]	(48,826)	[b]	(57,123)	(49,444)	[b]	(65,963)

Perpetual debt	(251)		(217)	(254)		(255)

a)	Including the current portion.

b)

Including an amount of $1,879 million as at March 31, 2022 ($1,935 million as at December 31, 2021) for debts subject to a fair value hedge, which resulted in an adjustment of $198 million ($345 million as at December 31, 2021) in connection with the hedged risk for existing hedging relationships and of $(64) million [$(58) million as at December 31, 2021] for discontinued relationships.

Accounts receivable and other receivables

As at March 31, 2022, accounts receivable and other receivables included $2,675 million ($1,918 million as at December 31, 2021) from contracts with customers, of which unbilled electricity deliveries totaled $1,371 million ($1,320 million as at December 31, 2021).

Note 8	Supplementary Cash Flow Information

	Three months ended March 31

	2022	2021

Change in non-cash working capital items

Accounts receivable and other receivables	(1,369)	(900)

Materials and supplies	(22)	(17)

Accounts payable and accrued liabilities	84	(14)

Accrued interest	(518)	(463)

	(1,825)	(1,394)

Activities not affecting cash

Increase in property, plant and equipment and intangible assets	18	11

Interest paid	962	958

Note 9	Employee Future Benefits

					Three months ended March 31

	Pension Plan		Other plans		Total

	2022	2021	2022	2021	2022	2021

Current service cost	157	176	13	14	170	190

Other components of employee future benefit cost

Interest on obligations	204	170	13	11	217	181

Expected return on plan assets	(499)	(463)	(1)	(1)	(500)	(464)

Amortization of net actuarial loss	22	86	6	10	28	96

Amortization of past service costs (credits)	1	2	(1)	(1)	–	1

	(272)	(205)	17	19	(255)	(186)

Net (credit) cost recognized	(115)	(29)	30	33	(85)	4

Note 10	Accumulated Other Comprehensive Income

			Three months ended March 31, 2022

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2021	(706)	(1,354)	(3)	(2,063)

Other comprehensive income before reclassifications	(651)	–	(5)	(656)

Amounts reclassified outside of Accumulated other comprehensive income	404	11	–	415

Other comprehensive income	(247)	11 [a]	(5)	(241)

Balance as at March 31, 2022	(953)	(1,343)	(8)	(2,304)

			Three months ended March 31, 2021

	Cash flow hedges	Employee future benefits	Other	Accumulated other comprehensive income

Balance as at December 31, 2020	(162)	(2,940)	(8)	(3,110)

Other comprehensive income before reclassifications	156	–	(9)	147

Amounts reclassified outside of Accumulated other comprehensive income	85	37	–	122

Other comprehensive income	241	37 [a]	(9)	269

Balance as at March 31, 2021	79	(2,903)	(17)	(2,841)

a)	Other comprehensive income includes the change in the employee future benefit regulatory asset, which totaled $(17) million as at March 31, 2022 [$(60) million as at March 31, 2021].

Note 11	Contingencies

Guarantees

In accordance with the terms and conditions of certain debt securities issued outside Canada, Hydro-Québec has undertaken to increase the amount of interest paid to non-residents in the event of changes to Canadian tax legislation governing the taxation of non-residents’ income. Hydro-Québec cannot estimate the maximum amount it might have to pay under such circumstances. Should an amount become payable, Hydro-Québec has the option of redeeming most of the securities in question. As at March 31, 2022, the amortized cost of the long-term debts concerned was $2,075 million ($2,119 million as at December 31, 2021).

Litigation

In the normal course of its development and operating activities, Hydro-Québec is sometimes party to claims and legal proceedings. Management is of the opinion that an adequate provision has been made for these legal actions. Consequently, it does not foresee any significant adverse effect of such contingent liabilities on Hydro-Québec’s consolidated results or financial position.

Among other ongoing actions, some Indigenous communities have instituted proceedings before the Québec courts against the governments of Canada and Québec, as well as against Hydro-Québec, based on demands concerning their ancestral rights. In particular, the Innu of Uashat mak Mani-utenam are demanding $1.5 billion in damages resulting from various activities carried out on land they claim as their own. As well, in November 2006, the Innu of Pessamit reactivated an action brought in 1998, aimed at obtaining, among other things, the recognition of ancestral rights related to Québec lands on which certain hydroelectric generating facilities of the Manic–Outardes complex are located. This community is claiming $500 million. Hydro-Québec is challenging the legitimacy of these claims.

Moreover, in October 2020, Innu Nation Inc. brought an action for damages before the courts of Newfoundland and Labrador against Churchill Falls (Labrador) Corporation Limited

[“CF(L)Co”] and Hydro-Québec. It claims that the construction and operation of the Churchill Falls hydroelectric complex in Labrador, which is owned and operated by CF(L)Co, is the result of a common enterprise between CF(L)Co and Hydro-Québec and allegedly infringes on the ancestral rights of the Innu of Labrador. Innu Nation Inc. claims that CF(L)Co and Hydro-Québec should disgorge the profits derived from the complex or, alternatively, provide monetary compensation which, in Hydro-Québec’s case, amounts to $4 billion. Hydro-Québec is challenging the legitimacy of this action.

Investments

Further to the agreement entered into by Hydro-Québec to sell 9.45 TWh of energy to electricity distributors in Massachusetts over a 20-year period, Hydro-Québec and its U.S. partner Central Maine Power (“CMP”) launched the New England Clean Energy Connect (“NECEC”) project in the United States to transmit the power via the State of Maine. This project is part of a larger project aimed at establishing a new interconnection between the Québec and New England grids. In January 2021, CMP initiated the construction of the NECEC line, as all the key authorizations and major permits required by the U.S. regulatory authorities had been obtained. In November 2021, Mainers voted in a citizen initiative referendum to block the project. Hydro-Québec and CMP are challenging the legality of the new law resulting from this initiative in court, and CMP has suspended construction work until the issue has been resolved by the ongoing legal proceedings. In coordination with CMP, Hydro-Québec also suspended some of the construction work related to the interconnection project in Québec.

Should the project be abandoned, certain costs recognized as property, plant and equipment under construction, which totaled $417 million as at March 31, 2022, will be charged to results, along with the amounts that Hydro-Québec has undertaken to pay under various agreements, which amounted to $157 million on that date.

CONSOLIDATED FINANCIAL HIGHLIGHTS

(UNAUDITED)

Amounts shown in tables are in millions of Canadian dollars.

	Three months ended March 31

Summary of Results	2022	2021	Change (%)

Revenue	5,151	4,447	15.8	Û

Expenditure	2,514	2,197	14.4	Û

Financial expenses	575	609	5.6	Ü

Net income	2,062	1,641	25.7	Û

Hydro-Québec, Édifice Jean-Lesage, 75, boul. René-Lévesque Ouest, Montréal (Québec) H2Z 1A4 CANADA

The original text written in french shall prevail.

Ce document est également publié en français.

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ISSN 2563-9943